Exhibit 99.1

Date: 23/03/2010	530-8th Avenue SW, 6th floor
Calgary AB, T2P 3S8
www.computershare.com

AMENDED MEETING TYPE AND
RECORD DATE

To: All Canadian Securities Regulatory Authorities
NYSE

Subject: PROVIDENT ENERGY TRUST

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting : 05/04/2010
Record Date for Voting (if applicable) :	05/04/2010
Beneficial Ownership Determination Date :	05/04/2010
Meeting Date :	13/05/2010
Meeting Location (if available) :	Calgary, AB

Voting Security Details:

Description	CUSIP Number	ISIN
TRUST UNITS	74386K104	CA74386K1049

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for PROVIDENT ENERGY TRUST